UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 17 August 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
6 months
ended
6 months
ended
June
2016
(H2FY16)
December
2015
(H1FY16)
%
Variance
Year
ended
June 2016
Year
ended
June 2015
%
Variance
Gold produced – kg
15 974
17 681 (10)
33 655
33 513 –
– oz
513 576
568 459 (10)
1 082 035
1 077 466 –
Cash operating costs – R/kg
413 796
372 358 (11)
392 026
369 203 (6)
– US$/oz
836
851 2
841
1 003 16
Gold sold – kg
15 900
17 742 (10)
33 642
34 332 (2)
– oz
511 198
570 417 (10)
1 081 615
1 103 793 (2)
Underground grade – g/t
4.88
5.16 (5)
5.02
4.75 6
Total costs and capital – R/kg
484 167
430 417 (12)
455 929
442 895 (3)
– US$/oz
978
983 1
978
1 203 19
All-in sustaining costs* – R/kg
492 792
444 884 (11)
467 526
453 044 (3)
– US$/oz
996
1 016 2
1 003
1 231 19
Gold price received – R/kg
605 476
490 773 23
544 984
449 570 21
– US$/oz
1 223
1 121 9
1 169
1 222 (4)
Production profit – R million
3 092
1 992 55
5 084
2 802 81
– US$ million
201
146 38
350
245 43
Basic earnings/(loss) per share – SAc/s
320
(102) >100
218
(1 044) >100
– USc/s
21
(7) >100
15
(86) >100
Headline earnings/(loss) – Rm
1 412
(449) >100
964
(821) >100
– US$m
92
(33) >100
66
(68) >100
Headline earnings/(loss) per share – SAc/s
324
(103) >100
221
(189) >100
– USc/s
21
(8) >100
15
(16) >100
Exchange rate
* Excludes share-based payment charge.
HARMONY'S ANNUAL REPORTS
Harmony's Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2016 will be available on our website (www.harmony.co.za/investors) on 26 October 2016. Mineral resource and reserve information as at 30 June 2016 is included in this report.
– R/US$
15.39
13.62 13
14.50
11.45 27
KEY FEATURES
Year on year
• 6% increase in underground recovered grade
• 54% reduction in net debt to R1.08 billion
  (61% to US$74 million)
• Net profit of R949 million (US$64 million)
• Dividend of 50 SA cents (4 US cents)
• Headline earnings per share (HEPS)
  of 221 SA cents (15 US cents)
• Enhancing our portfolio of copper-gold
  assets

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
SHAREHOLDER INFORMATION
Issued ordinary share capital at 30 June 2016 437 299 479
Issued ordinary share capital at 31 December 2015 436 789 929
Issued ordinary share capital at 30 June 2015 436 187 133
MARKET CAPITALISATION
At 30 June 2016 (ZARm) 22 945
At 30 June 2016 (US$m) 1 567
At 31 December 2015 (ZARm) 6 813
At 31 December 2015 (US$m) 440
At 30 June 2015 (ZARm) 6 800
At 30 June 2015 (US$m) 560
HARMONY ORDINARY SHARES AND ADR PRICES
12-month high (1 July 2015– 30 June 2016) for ordinary shares 62.89
12-month low (1 July 2015– 30 June 2016) for ordinary shares 7.92
12-month high (1 July 2015– 30 June 2016) for ADRs 4.17
12-month low (1 July 2015 – 30 June 2016) for ADRs 0.53
FREE FLOAT
100%
ADR RATIO
1:1
JSE LIMITED
HAR
Range for six months (1 January – 30 June 2016 closing prices) R15.60 – R62.89
Average daily volume for the six months (1 January – 30 June 2016) 2 934 226 shares
Range for previous six months (1 July – 31 December 2015
closing prices)
R7.92 – R19.89
Average daily volume for the previous six months
(1 July – 31 December 2015)
1 968 724 shares
Range for year (1 July 2015 – 30 June 2016 closing prices) R7.92 – R62.89
Average daily volume for the year (1 July 2015 – 30 June 2016) 2 441 859 shares
Range for the previous year
(1 July 2014 – 30 June 2015 closing prices)
R15.32 – R38.50
Average daily volume for the previous year
(1 July 2014 – 30 June 2015)
1 700 854 shares
NEW YORK STOCK EXCHANGE
including other US trading platforms
HMY
Range for six months (1 January – 30 June 2016 closing prices) US$1.06 – US$4.17
Average daily volume for the six months (1 January – 30 June 2016) 5 306 179
Range for previous six months
(1 July – 31 December 2015 closing prices)
US$0.53 – US$1.34
Average daily volume for the previous six months
(1 July – 31 December 2015)
2 778 343
Range for year (1 July 2015 – 30 June 2016 closing prices) US$0.53 – US$4.17
Average daily volume for the year (1 July 2015 – 30 June 2016) 4 027 274
Range for the previous year (1 July 2014 – 30 June 2015 closing prices) US$1.31 – US$3.29
Average daily volume for the previous year (1 July 2014 – 30 June 2015) 2 989 247
INVESTORS’ CALENDAR
Release of Harmony’s Integrated Annual Report of FY16 26 October 2016
Annual General Meeting 25 November 2016
CONTACT DETAILS
CORPORATE OFFICE
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Tel: +27 11 411 2000
Website: www.harmony.co.za
DIRECTORS
P T Motsepe* Chairman
M Motloba*^
Deputy chairman
P W Steenkamp Chief executive officer
F Abbott
Financial director
H E Mashego  Executive director
F F T De Buck*^  Lead independent director
J A Chissano*1^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1 Mozambican
INVESTOR RELATIONS
Email: HarmonyIR@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za
COMPANY SECRETARY
Riana Bisschoff
Tel: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
Email: riana.bisschoff@harmony.co.za
SOUTH AFRICAN SHARE TRANSFER SECRETARIES
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Tel: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za
ADR
2
DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
2
ADR: American Depository Receipts
SPONSOR
J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Tel: +27 11 507 0300
Fax: +27 11 507 0503
TRADING SYMBOLS
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1
REGISTRATION NUMBER
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the
Securities Act of 1933, as amended, with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements proceeded by, followed by, or that include the words “targets”, “believes”, “expects”, “aims”
“intends” “will”, “may”, “anticipates”, “would”, “should”, “could”, “estimates”, “forecast”,
“predict”, “continue” or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, fluctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labor disruptions, power cost increases as well as power stoppages, fluctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, fluctuations in exchange rates, the adequacy of the Group’s insurance coverage and socio-economic or political instability in South Africa and Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report on Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and
Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.
COMPETENT PERSON’S DECLARATION
In South Africa, Harmony employs an ore reserve manager at
each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Resources and reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA,
who has 21 years’ relevant experience and is registered with the
South African Council for Natural Scientific Professions (SACNASP)
and a member of the South African Institute of Mining and
Metallurgy (SAIMM).
Mr Boshoff is Harmony’s Lead Competent Person.
Jaco Boshoff
Physical address:
Postal address:
Randfontein Office park
P.O. Box 2
Randfontein
Corner of Main Reef Road and Ward Avenue
Randfontein
1760
South Africa
South Africa
Resources and reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 28 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy
(AusIMM).
Greg Job
Physical address:
Postal address:
Level 2
PO Box 1562
189 Coronation Drive
Milton, Queensland
Milton, Queensland 4064
4064
Australia
Australia
Both these competent persons, who are full-time employees of
Harmony Gold Mining Company Limited, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
CONTENTS
PAGE
1
Shareholder information and contact details
2
Competent person’s declaration
3
Message from the chief executive officer
6
Summary update of Harmony’s mineral resources and mineral reserves
8
Notice of cash dividend
9
Operating results – six monthly comparisons (Rand/Metric) (US$/Imperial)
11
Operating results – year on year (Rand/Metric) (US$/Imperial)
14
Condensed consolidated income statements (Rand)
15
Condensed consolidated statements of comprehensive income (Rand)
15
Condensed consolidated statements of changes in equity (Rand)
16
Condensed consolidated balance sheets (Rand)
17
Condensed consolidated cash flow statements (Rand)
18
Notes to the condensed consolidated financial statements
24
Segment report (Rand/Metric)
25
Condensed consolidated income statements (US$)
25
Condensed consolidated statements of comprehensive income (US$)
26
Condensed consolidated statements of changes in equity (US$)
27
Condensed consolidated balance sheets (US$)
28
Condensed consolidated cash flow statements (US$)
29
Segment report (US$/Imperial)
30
Development results – Metric and Imperial

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
MESSAGE FROM THE CHIEF EXECUTIVE OFFICER
Harmony is driven by excellence. We have a proactive approach to safety and health, with excellent operational and management teams, a world-class exploration team, we lead environmental rehabilitation in South Africa and we continued to differentiate ourselves through quality grade management, increasing
underground grade for the fourth consecutive year – this year by
6% to 5.02g/t.
Our revenue increased by 19% on the back of a 21% increase in the
R/kg gold price, combined with achieving our production guidance of approximately 1.1 million ounces. Net debt was reduced by 54%
to R1.08 billion (61% to US$74 million). Having turned around the previous year’s headline loss to headline earnings of 221 SA cents
(15 US$ cents), we felt it prudent to declare a dividend of 50 SA cents (refer to dividend notice on page 8). Harmony remains well positioned to benefit from a strong R/kg gold price.
We continue to have a positive view on the strength of the gold price, with cash certainty being key in times of extreme market volatility. The gold hedge was a necessary short-term step to secure margins at some of our higher-cost operations and creates certainty for a portion of our future cash flows. It enables us to further reduce our debt and strengthen our balance sheet.
SAFETY
Sadly, in spite of recording an overall improvement in our safety performance for the year, we had ten fatalities – nine in South Africa
(SA) and one in Papua New Guinea (PNG), compared with nine
fatalities in the previous year (eight in SA and one in PNG).
Year on year, our lost time and reportable injury frequency rates improved and are in line with the industry’s milestone requirements.
During the year – to further assist management in ensuring that safety standards are followed and regulations are adhered to, and to increase awareness regarding safe behaviour – we established a second-level safety assurance team, reporting to our central safety structure. Training and safety awareness campaigns continue at all of our operations.
YEAR-ON-YEAR OPERATIONAL RESULTS
Our total gold production for FY16 increased by 142kg (0.4%)
to 33 655kg, compared to 33 513kg in FY15. Gold production in
South Africa increased by 4% year on year, if the Target 3 operation
(placed on care and maintenance) in FY15 is excluded.
The following operations increased their gold production year on year:
• Phakisa, by 870kg (28%), as a result of milling 75 000t (12%)
  more and increasing recovered grade by 14% to 5.81g/t
  (FY15: 5.10g/t);
• Tshepong, by 753kg (18%), as a result of a 10% (96 000t) rise in milled tonnes and a 7% improvement in recovered grade to
  4.62g/t (FY15: 4.31g/t);
• Bambanani, by 105kg (4%), as a result of a 2% increase in
  recovered grade to 12.99g/t (FY15: 12.70g/t);
• Doornkop, by 67kg (3%), due to a 4% (27 000t) increase in
  tonnes milled and in spite of a 2% decrease in recovered grade to 4.33g/t;
• Joel, by 20kg, through an increase in recovered grade of 2% to
  4.20g/t, while volume remained stable year on year;
• Unisel, by 9kg, a consequence of a 2% (7 000t) increase in tonnes milled, with volume and grade remaining stable;
• the dumps, by 203kg (24%), through improved tonnes milled
  (13%) and recovered grade (9%).
The following operations reported lower gold production for the year:
• Hidden Valley was down 686kg (23%), due to a 19% decrease in recovered grade to 1.31g/t (FY15: 1.61g/t) and a 5% decrease in tonnes. Some 33 production days were lost during the September
 2015 quarter when operations were suspended due to a fatality in July 2015. The December 2015 quarter was affected by poor grade and road closures, which restricted mining activity.
• Target 1 was 437kg (11%) lower due to a 10% decrease in recovered grade to 4.58g/t (FY15: 5.11g/t). The operation was adversely affected by safety stoppages during the March 2016 quarter.
• Kalgold was down 95kg (8%), a result of recovered grade
  decreasing by 7% to 0.75g/t (FY15: 0.81g/t) and in spite of tonnes milled increasing by 1% (7 000t).
• Kusasalethu, 90kg (2%) lower, was negatively affected by a planned stoppage to upgrade its infrastructure. A 26% (240 000t)
  decrease in tonnes milled however was partially offset by a 33%
  increase in the recovered grade to 5.78g/t (FY15: 4.35g/t).
• Phoenix was down 63kg (7%) due to a 14% decrease in recovered grade to 0.12g/t (FY15: 0.14g/t), which was partially offset by a
  4% (220 000t) increase in tonnes milled.
• Masimong was 31kg down due to having milled 20 000t (3%) less than in FY15.
Target 3 was placed on care and maintenance during FY15 and
produced no gold in FY16.
YEAR-ON-YEAR FINANCIAL RESULTS
Higher gold production, together with a higher average Rand gold price received, delivered a 19% increase in revenue of R18.3 billion (decrease by 6% to US$1.27 billion). The average Rand gold price increased by
21% to R544 984/kg (R449 570/kg in FY15), due to a 27% weakening of the Rand against the US dollar to US$/R14.50 (offsetting the 4%
decrease in the average gold price received to US1 169/oz).
Production profit increased to R5.084 billion, up 81% from
R2.802 billion in FY15 (increased by 43% to US$350 million), after accounting for a 7% increase in cash operating costs (R821 million)
(decrease of US$171 million or 16%). Operating costs were higher due to increases in labour costs, electricity and contractor costs at our South African operations.
Overall, cost increases were lower than inflation, with all-in sustaining cost (AISC) for all operations increasing by only 3% to
R467 526/kg, compared to R453 044/kg in FY15 (decreased by 19%
to US$1 003/oz compared to US$1 231/oz in FY15).
Annual adjustments recorded include the net reversal of an
impairment of R43 million (US$3 million) (which consists of a reversal of impairment of R738 million (US$50 million) on Doornkop, offset by an impairment of R466 million (US$32 million) on Hidden Valley and R229 million (US$16 million) on Masimong) and a rehabilitation provision change in estimate credit of R110 million (US$7 million).
In FY16 a net profit of R949 million (US$64 million) was recorded compared to a net loss of R4.5 billion (US$374 million) in FY15 and consequently, headline earnings amounted to 221 SA cents per share (15 US cents per share) compared to a headline loss of 189
SA cents per share (16 US cents per share) for FY15.

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

HEDGING ACTIVITY
Currency hedging
Since February 2016, Harmony initiated and maintained a foreign exchange hedging programme. Hedging is in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US dollar exchange rate at which to convert US dollars to Rands. The nominal value of the hedging contracts as at 30 June 2016 was US$500 million. The hedging contracts are spread over a 12 month period, and are summarised as follows:
H1 FY17
H2 FY17
Sold call options
Nominal
US$250 million US$250 million
Average strike price R18.57 R17.97
Lowest strike price R17.93 R16.92
Highest strike price R19.08 R19.08
Purchased put option
Nominal
US$250 million US$250 million
Average strike price R15.56 R15.53
Lowest strike price R15.40 R15.10
Highest strike price R15.80 R16.10
Gold hedging
To create cash certainty, we entered into short-term gold forward sale contracts during July 2016 for 432 000oz over a period of 24 months, representing approximately 20% of our total production. The sharp increase in the R/kg gold price provided us with an opportunity to lock in
20% of our gold sales at a very attractive average rate of approximately R682 000/kg. The breakdown of gold forward sale contracts entered into post year end are as follows:
H1
H2
FY17
Kgs 3 049 3 360
Average R/kg R645 121 R666 888
FY18
Kgs 3 360 3 360
Average R/kg R692 836 R720 374
FY19
Kgs 311
Average R/kg R725 499
The limited size and duration of the hedge means shareholders retain full upside exposure on 80% of Harmony’s gold production for the next two years, after which they will have 100% exposure to the gold price.
MINERAL RESOURCES AND RESERVES
Harmony owns significant gold ore deposits. Attributable gold equivalent mineral resources as declared at 30 June 2016, were
105.2Moz, a 4.6% decrease year on year. The total gold contained in the mineral resources at the South African operations represents
55.2% of the company’s total, with the Papua New Guinea (PNG)
operations representing 44.8% of Harmony’s total gold and gold equivalent mineral resources.
Our attributable gold and gold equivalent mineral reserves
amounted to 36.9Moz of gold, a 13.3% decrease year on year.
The gold reserve ounces in South Africa represent 45.4% while the
PNG gold and gold equivalent ounces represent 54.6% of our total mineral reserves. See pages 6 to 8 for our resources and reserves statement.
GOLPU
The joint venture is pursuing a conventional process of applying for a special mining lease under the PNG Mining Act, targeted to be lodged in the first quarter of FY17.
EXPLORATION
Kili Teke
Worldwide, new greenfield copper-gold discoveries are scarce. Our exploration strategy in PNG remains to create long term value for shareholders by enhancing and developing our world-class portfolio of copper-gold assets, at industry leading discovery costs – less than
$US10 per equivalent gold ounce.
Kili Teke is a prolific complex with multiple mineralised intrusive events. The revised mineral resource estimate for Kili Teke comprises
222Mt at 0.35% copper, 0.25 g/t gold and 170 ppm molybdenum
containing 782 000t copper, 1.75Moz of gold and 38 000t
molybdenum. The updated resource has grown 50% to 6Moz on
a gold equivalent basis1 compared to the November 2015 model.
Refer to the website (www.harmony.co.za) for a detailed annexure related to the Kili Teke resource update.
1 Gold equivalent based on US$1 150 per ounce gold, and US$3 per pound of copper and assumes 100% recovery of all metals.

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
MESSAGE FROM THE CHIEF EXECUTIVE OFFICER (CONTINUED)
South Africa
Exploration drilling is planned at Tshepong, Phakisa, Doornkop,
Target 1 and Kalgold.
NEW DRAFT MINING CHARTER
A new draft of the broad-based socio-economic empowerment charter for the South African mining industry (Mining Charter) was published by the Minister of Mineral Resources on 15 April 2016. We are actively participating in the discussions on the provisions of the new charter to ensure that the interests of all our stakeholders are protected.
STAKEHOLDER RELATIONS
Stronger margins helped us to continue to meet our social and environmental commitments, substantiating our holistic approach to mining in the interests of all of our stakeholders and our status as a responsible miner. Harmony has – and continues to – make a difference:
• to shareholders – creating value by operating profitably and growing our margins
• to our employees – ensuring that they are safe and healthy
• to communities – participating in local economic development, limiting and mitigating our impact on the environment
• to government – contributing to the national fiscus
By conducting our business efficiently, profitably and sustainably,
Harmony creates shared value for all stakeholders, enabling it to contribute to improved education, build infrastructure, provide healthcare, stimulate local economies and rehabilitate the
environment.
OBJECTIVE FOR THE NEXT THREE YEARS
Maintaining and growing our margins efficiently are essential to sustaining our business and meeting our strategic objectives.
Harmony has shown that it can successfully operate as a gold miner and explorer in both South Africa and PNG. The board has supported a three-year strategy in which we plan to grow Harmony’s production to approximately 1.5Moz, producing gold at an all-in sustaining cost of $950/oz, through:
• growing, nurturing and developing our core assets
• harvesting operations that are high cost and have a short life
• developing Golpu Stage 1
• expanding in South Africa, into Africa and PNG
• assessing organic growth opportunities
In the next year, we plan to produce approximately 1 050 000 ounces at about $1 100/oz (~R495 000/kg at an exchange rate of
R14.00). Through operational excellence, adhering to our company values, applying mining discipline, further increasing our productivity, creating an enabling environment and grade cut-off, we believe that the guidance is realistic and achievable. We will not mine areas that are unsafe or at grades lower than planned.
Our management teams are geared to deliver. On executive level,
I am well supported by an experienced, competent team and on operational level, my two chief operating officers will ensure safe, profitable production. I have no doubt that Harmony’s current momentum will be upheld.
Harmony has a strong investment case, being one of the few gold mining companies increasing its underground grade, with one of the lowest debt:EBITDA ratios in the gold mining industry making a real and lasting difference in the communities adjacent to our mines and growing our gold-copper ounces at industry leading discovery costs.
Peter Steenkamp
Chief Executive Officer

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES
AND MINERAL RESERVES AS AT 30 JUNE 2016
Harmony’s statement of mineral resources and mineral reserves as at 30 June 2016 is produced in accordance with the South African
Code for the Reporting of Mineral Resources and Mineral Reserves
(SAMREC) and the Australasian Code for Reporting of Exploration
Results, Mineral Resources and Ore Reserves (JORC). It should be noted that the mineral resources are reported inclusive of the mineral reserves.
This report provides a summary of the update, while the detailed statement of the mineral resources and mineral reserves will be published in the Integrated Report on 26 October 2016, which will be available at www.harmony.co.za/investors. Refer to the website
(www.harmony.co.za) for the updated reserves and resources tables as at 30 June 2016.
Harmony uses certain terms in the summary such as ‘measured’,
‘indicated’ and ‘inferred’ resources, which the United States’
Securities and Exchange Commission guidelines strictly prohibit companies registered in the United States from including in their filings with the commissio n. United States investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on our website at www.harmony.co.za/investors/
reporting/20f on 26 October 2016.
INTRODUCTION
Gold mining and gold production are central to Harmony’s existence.
Maintaining and growing our margins efficiently are essential to sustaining our business and meeting our strategic objectives. This includes delivering safely on our operational plans, reducing costs, improving productivity and maximising revenue.
We are devoted to improving the company’s operational
performance. Our values are entrenched in everything we do –
safety, accountability, achievement, being connected and honest –
and they inform our decisions and our actions. Realistic planning supports our strategy to optimise assets – our ore bodies, our infrastructure and our people. This will ensure safer, more profitable production. Our life of mine plans for financial year 2017 were done in line with this approach.
Harmony – Total
The company’s attributable gold and gold equivalent mineral
resources are declared as 105.2Moz as at 30 June 2016, a 4.6%
decrease year on year from the 110.3Moz declared as at 30 June
2015. The total gold contained in the mineral resources at the South
African operations represents 55.2% of the company total, with the Papua New Guinea (PNG) operations representing 44.8% of
Harmony’s total gold and gold equivalent mineral resources as at 30
June 2016.
Harmony’s attributable gold and gold equivalent mineral reserves amounts to 36.9Moz, a 13.3% decrease from the 42.6Moz declared at 30 June 2015. The gold reserve ounces in South Africa represent
45.4% while the PNG gold and gold equivalent ounces represent
54.6% of Harmony’s total mineral reserves as at 30 June 2016.
SOUTH AFRICA
South African underground operations
The company’s mineral resources at the South African underground operations as at 30 June 2016 are 48.6Moz (162.1Mt at 9.32g/t), a
decrease of 19.9% year on year from the 60.6Moz (217.2Mt at 8.68g/t)
declared as at 30 June 2015. This decrease is mainly due to depletion and reduced resources at Unisel and Masimong. There was also a reduction at Doornkop due to the low grade South Reef to the east of the mine that has been removed from the declaration.
The company’s mineral reserves at the South African underground operations as at 30 June 2016 are 9.7Moz (54.1Mt at 5.55g/t),
a decrease of 35.7% year on year from the 15.0Moz (80.3Mt at
5.82g/t) declared as at 30 June 2015. The decrease is due to normal depletion and the revised Kusasalethu life of mine plan. The shorter life of mine plan at Kusasalethu optimises the mine’s cash flow at a higher grade and creates a much stronger margin, providing us with the option to consider the feasibility to access the high grade VCR payshoot below infrastructure in the future.
South African surface operations, including Kalgold
The company’s mineral resources at the South African surface operations as at 30 June 2016 are 9.5Moz (1 085.2Mt at 0.27g/t) which is materially the same as at the 30 June 2015 (1 082.3Mt at 0.27g/t).
The company’s mineral reserves at the South African surface operations as at 30 June 2016 are 7.1Moz (840.3Mt at 0.26g/t), in line with the
7.1Moz (835.9Mt at 0.26g/t) declared at 30 June 2015.
PAPUA NEW GUINEA (PNG)
Papua New Guinea operations
The company’s attributable gold and gold equivalent mineral
resources at the PNG operations as at 30 June 2016 are 47.1Moz, an increase of 17.1% year on year from the 40.2Moz declared as at
30 June 2015. This increase is due to resources declared at Kili Teke and increases due to gold equivalent ratios that changed due to new long term commodity prices used.
The company’s gold and gold equivalent mineral reserves at the PNG operations as at 30 June 2016 are 20.2Moz, a decrease of 1.8%
year on year from the 20.5Moz declared as at 30 June 2015.
ASSUMPTIONS
In converting the mineral resources to mineral reserves, the following commodity prices and exchange rates were applied:
• A gold price of US$1 150/oz
• An exchange rate of R/US$12.85
• The above parameters resulted in a rand gold price of R475 000/kg for the South African assets.
• The Hidden Valley mine and Golpu project in the Morobe Mining
  Joint Venture used commodity prices of US$ 1 150/oz Au,
  US$15.00/oz Ag, US$5.00/lb Mo and US$3.00/lb Cu at an
  exchange rate of US$0.80 per A$.
• Gold equivalent ounces are calculated assuming US$1 150/oz
  Au, US$3.00/lb Cu and US$15.00/oz Ag, and assuming a 100%
  recovery for all metals.
Harmony’s South African mineral resources and reserves at
Tshepong, Phakisa, Kalgold and the group statement were
independently reviewed by The Mineral Corporation for compliance to SAMREC. The mineral resources of the Hidden Valley operation were independently reviewed by SRK Consulting Engineers
and Scientists and Golpu was independently reviewed by AMC
Consultants Pty Ltd for compliance with the standards set out in JORC.
Note: Au= gold; Cu = copper; Ag = Silver, Mo = Molybdenum,
Moz= million ounces

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
SUMMARY UPDATE OF HARMONY’S MINERAL RESOURCES AND MINERAL RESERVES
(CONTINUED) AS AT 30 JUNE 2016
Mineral Resources:
gold and gold equivalents
Measured
Indicated
Inferred
Total
Tonnes Gold Tonnes Gold Tonnes Gold Tonnes Gold
(Mt) g/t ‘000oz (Mt) g/t ‘000oz (Mt) g/t ‘000oz (Mt) g/t ‘000oz
SA underground 55.3 9.83 17 475 61.1 9.08 17 846 45.7 9.03 13 248 162.1 9.32 48 569
SA surface incl Kalgold 346.2 0.28 3 146 664.0 0.25 5 266 75.0 0.44 1 051 1 085.2 0.27 9 463
Total South Africa
401.5
20 621
725.2
23 111
120.6
14 299
1 247.3
58 031
Hidden Valley* 1.3 1.09 47 36.4 1.62 1 898 1.1 1.28 47 38.9 1.59 1 991
Wafi-Golpu system* – – – 400.7 0.86 11 051 99.1 0.74 2 358 499.9 0.83 13 409
Kili Teke – – – – – – 221.5 0.25 1 751 221.5 0.25 1 751
Total Papua New Guinea
1.3
47
437.2
12 949
321.8
4 155
760.3
17 151
Total gold Resources
402.8
20 668
1 162.4
36 060
442.4
18 454
2 007.6
75 182
Hidden Valley – gold equivalent ounces* 1.3 11 35.0 450 1.0 14 37.3 475
Wafi-Golpu – gold equivalent ounces* – – 344.0 21 469 87.8 3 559 431.8 25 028
Kili Teke – – – – 221.5 4 494 221.5 4 494
Total gold equivalent Resources*
1.3
11
379.0
21 919
310.3
8 067
690.6
29 997
Total Harmony gold and gold
equivalent Resource**
402.8
20 679
1162.4
57 979
442.4
26 521
2 007.6
105 179
Mineral Resources:
silver and copper
(used in equivalent calculations)
Measured
Indicated
Inferred
Total
Tonnes Silver Tonnes Silver Tonnes Silver Tonnes Silver
(Mt) g/t ‘000oz (Mt) g/t ‘000oz (Mt) g/t ‘000oz (Mt) g/t ‘000oz
Hidden Valley 1.3 21.52 882 35.0 30.72 34 526 1.0 31.69 1 057 37.3 30.43 36 466
Measured
Indicated
Inferred
Total
Tonnes Copper Tonnes Copper Tonnes Copper Tonnes Copper
(Mt) % ‘Mlb (Mt) % ‘Mlb (Mt) % ‘Mlb (Mt) % ‘Mlb
Golpu – – – 344.0 1.09 8 232 67.9 0.85 1 273 411.9 1.05 9 505
Nambonga – – – – – – 19.9 0.21 92 19.9 0.21 92
Kili Teke – – – – – – 221.5 0.35 1 723 221.5 0.35 1 723
Total
–
–
–
344.0
1.09
8 232
309.3
0.45
3 088
653.3
0.79
11 320
Mineral Reserves: gold and gold equivalents
Proved
Probable
Total
Tonnes Gold Tonnes Gold Tonnes Gold
(Mt) g/t ‘000oz (Mt) g/t ‘000oz (Mt) g/t ‘000oz
SA Underground 37.6 5.81 7 008 16.6 4.96 2 645 54.1 5.55 9 654
SA Surface including Kalgold 261.0 0.28 2 384 579.4 0.25 4 720 840.4 0.26 7 104
Total South Africa
298.5
9 393
596.0
7 365
894.5
16 758
Hidden Valley* 1.3 1.09 47 12.5 1.67 671 13.8 1.62 718
Golpu system* – – – 189.6 0.91 5 522 189.6 0.91 5 522
Total Papua New Guinea
1.3
47
202.0
6 193
203.4
6 239
Total gold Reserves
299.9
9 440
798.0
13 558
1 097.9
22 997
Hidden Valley – gold equivalent ounces* 1.3 12 11.5 167 12.7 178
Golpu – gold equivalent ounces* – – 189.6 13 741 189.6 13 741
Total gold equivalent Reserves*
1.3
12
201.0
13 908
202.3
13 919
Total Harmony gold and gold equivalent Reserves**
299.9
9 451
798.0
27 465
1 097.9
36 916
Mineral Reserves: silver and copper
(used in equivalent calculations)
Proved
Probable
Total
Tonnes Silver Tonnes Silver Tonnes Silver
(Mt) g/t ‘000oz (Mt) g/t ‘000oz (Mt) g/t ‘000oz
Hidden Valley 1.3 21.52 882 11.5 34.69 12 789 12.7 33.37 13 671
Proved
Probable
Total
Tonnes Copper Tonnes Copper Tonnes Copper
(Mt) % ‘Mlb (Mt) % ‘Mlb (Mt) % ‘Mlb
Golpu – – – 189.6 1.26 5 269 189.6 1.26 5 269
*  Represents Harmony’s equity portion of 50%.
**  In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above.

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

ADMINISTRATIVE INFORMATION FOR PROFESSIONAL
ORGANISATIONS
SACNASP – THE LEGISLATED REGULATORY BODY FOR
NATURAL SCIENCE PRACTITIONERS IN SOUTH AFRICA
Private Bag X540, Silverton, 0127, Gauteng Province, South Africa
Telephone: +27 (12) 841-1075; Facsimile: +27 (86) 206 0427
http://www.sacnasp.org.za/
SAIMM – THE SOUTHERN AFRICAN INSTITUTE OF MINING
AND METALLURGY
P.O. Box 61127, Marshalltown, 2107
Gauteng Province, South Africa
Telephone: +27 (011) 834-1273/7;
Facsimile: +27 (011) 838-5923/8156
http://www.saimm.co.za/
AUSIMM – THE AUSTRALASIAN INSTITUTE OF MINING
AND METALLURGY
PO Box 660, Carlton South, Vic 3053, Australia
Telephone: +61 3 9658 6100; Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/
LEGAL ENTITLEMENT TO THE MINERALS BEING REPORTED
UPON
Harmony’s South African operations operate under new order
mining rights in terms of the Minerals and Petroleum Resources
Development of Act of 2002 (Act No. 28, of 2002) (MPRDA). In
PNG Harmony operates under the Independent State of Papua
New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.
DECLARATION OF ORDINARY DIVIDEND NO. 86
The board has approved and declared a final dividend of 50 SA cents per ordinary share in respect of the year ended
30 June 2016.
In accordance with paragraphs 11.17(a)(i) to (x) and 11.17(c)
of the JSE Listings Requirements the following additional
information is disclosed:
• The dividend has been declared out of income reserves;
• The local Dividends Tax rate is 15% (fifteen per centum);
• The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
• The net local dividend amount is 42.5 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
• Harmony currently has 437 299 479 ordinary shares in issue
  (which includes 572 296 treasury shares); and
• Harmony Gold Mining Company Limited’s income tax
  reference number is 9240/012/60/0.
A dividend No. 86 of 50 SA cents per ordinary share, being the dividend for the year ended 30 June 2016, has been declared
payable on Monday, 19 September 2016 to those shareholders
recorded in the books of the company at the close of business on Friday, 16 September 2016. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday,
16 September 2016.
Last date to trade ordinary shares cum dividend is Tuesday,
13 September 2016
Ordinary shares trade ex-dividend Wednesday, 14 September 2016
Record date Friday, 16 September 2016
Payment date Monday, 19 September 2016
No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 14 September 2016 and Friday,
16 September 2016, both dates inclusive, nor may any transfers between registers take place during this period.
NOTICE OF CASH DIVIDEND

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
OPERATING RESULTS – SIX MONTHLY (RAND/METRIC) (US$/IMPERIAL)
Underground production
Six
months
ending
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Ore
milled
– t’000
Jun-16
286
316
330
535
301
359
106
Dec-15 382 314 356 553 349 380 126
Gold produced
– kg
Jun-16
1 874
1 356
1 962
2 506
1 098
1 299
1 217
Dec-15 1 989 1 374 2 026 2 525 1 334 2 088 1 796
– oz
Jun-16
60 250
43 597
63 080
80 570
35 301
41 764
39 127
Dec-15 63 948 44 175 65 137 81 181 42 889 67 131 57 743
Yield
– g/tonne
Jun-16
6.55
4.29
5.95
4.68
3.65
3.62
11.48
Dec-15 5.21 4.38 5.69 4.57 3.82 5.49 14.25
Cash
operating
costs
– R/kg
Jun-16
493 474
393 324
359 707
378 718
472 507
474 139
330 966
Dec-15 463 958 381 921 331 657 354 907 389 369 300 044 225 845
– $/oz
Jun-16
997
795
727
765
955
958
669
Dec-15 1 060 872 758 811 889 685 516
Cash operating
costs
– R/tonne
Jun-16
3 233
1 688
2 139
1 774
1 724
1 716
3 800
Dec-15 2 416 1 671 1 887 1 621 1 488 1 649 3 219
Gold sold
– Kg
Jun-16
1 806
1 314
1 955
2 496
1 095
1 323
1 212
Dec-15 2 016 1 398 2 036 2 533 1 337 2 096 1 803
– oz
Jun-16
58 064
42 247
62 855
80 248
35 205
42 535
38 967
Dec-15 64 816 44 946 65 459 81 437 42 986 67 388 57 967
Revenue
(R’000)
Jun-16
1 094 106
793 872
1 184 626
1 513 124
662 784
800 723
733 943
Dec-15 983 659 686 256 1 001 761 1 242 604 654 888 1 032 532 883 332
Cash operating costs
(R’000)
Jun-16
924 771
533 348
705 746
949 067
518 813
615 907
402 786
Dec-15 922 812 524 760 671 938 896 140 519 418 626 491 405 617
Inventory
movement
(R’000)
Jun-16
(43 481)
(25 720)
(4 988)
(7 011)
(2 906)
632
(977)
Dec-15 12 174 14 318 2 469 5 886 2 614 6 938 3 877
Operating
costs
(R’000)
Jun-16
881 290
507 628
700 758
942 056
515 907
616 539
401 809
Dec-15 934 986 539 078 674 407 902 026 522 032 633 429 409 494
Production
profit
(R’000)
Jun-16
212 816
286 244
483 868
571 068
146 877
184 184
332 134
Dec-15 48 673 147 178 327 354 340 578 132 856 399 103 473 838
Production
profit
($’000)
Jun-16
13 824
18 594
31 432
37 095
9 541
11 964
21 574
Dec-15 3 575 10 808 24 040 25 011 9 756 29 309 34 796
Capital
expenditure
(R’000)
Jun-16
196 209
115 874
162 445
167 480
57 328
160 994
52 850
Dec-15 163 303 91 753 160 618 139 378 52 961 161 344 53 306
($’000)
Jun-16
12 745
7 527
10 552
10 879
3 724
10 458
3 433
Dec-15 11 992 6 738 11 795 10 235 3 889 11 848 3 915
Cash Operating
Cost and Capital
– R/kg
Jun-16
598 175
478 777
442 503
445 549
524 719
598 076
374 393
Dec-15 546 061 448 699 410 936 410 106 429 070 377 316 255 525
– $/oz
Jun-16
1 209
967
894
900
1 060
1 208
756
Dec-15 1 247 1 025 939 937 980 862 584
All-in sustaining*
costs
– R/kg*
Jun-16
614 069
486 741
453 534
456 159
546 615
604 176
375 987
Dec-15 558 006 461 175 420 099 420 902 450 047 388 367 256 670
– $/oz*
Jun-16
1 241
983
916
922
1 104
1 221
760
Dec-15 1 275 1 053 960 961 1 028 887 586
* Excludes share-based payment charge.

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

South Africa
Surface production
Joel
Unisel
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
Total
South
Africa
Hidden
Valley
Total
Harmony
264
202
2 699
3 161
1 612
745
5 518
8 217
994
9 211
278 222 2 960 3 304 1 429 734 5 467 8 427 735 9 162
1 086
765
13 163
385
518
532
1 435
14 598
1 376
15 974
1 192 939 15 263 419 547 571 1 537 16 800 881 17 681
34 916
24 595
423 200
12 378
16 654
17 104
46 136
469 336
44 240
513 576
38 323 30 190 490 717 13 471 17 587 18 359 49 417 540 134 28 325 568 459
4.11
3.79
4.88
0.12
0.32
0.71
0.26
1.78
1.38
1.73
4.29 4.23 5.16 0.13 0.38 0.78 0.28 1.99 1.20 1.93
391 795
499 125
414 629
414 577
434 317
518 949
460 397
419 128
357 227
413 796
352 208 396 112 351 108 383 002 369 514 476 532 412 949 356 765 669 695 372 358
792
1 008
838
838
878
1 048
930
847
722
836
804 905 802 875 844 1 088 943 815 1 530 851
1 612
1 890
2 022
50
140
371
120
745
495
718
1 510 1 675 1 810 49 141 371 116 711 803 719
1 008
761
12 970
379
507
550
1 436
14 406
1 494
15 900
1 237 944 15 400 409 551 536 1 496 16 896 846 17 742
32 408
24 467
416 996
12 185
16 300
17 683
46 168
463 164
48 034
511 198
39 771 30 350 495 120 13 150 17 715 17 233 48 098 543 218 27 199 570 417
610 307
461 552
7 855 037
228 671
305 487
331 996
866 154
8 721 191
905 875
9 627 066
609 720 463 388 7 558 140 200 308 271 119 263 210 734 637 8 292 777 414 521 8 707 298
425 489
381 831
5 457 758
159 612
224 976
276 081
660 669
6 118 427
491 544
6 609 971
419 832 371 949 5 358 957 160 478 202 124 272 100 634 702 5 993 659 590 001 6 583 660
(33 734)
(1 383)
(119 568)
(4 371)
(10 171)
7 888
(6 654)
(126 222)
51 051
(75 171)
19 605 1 493 69 374 (3 466) 1 575 (16 025) (17 916) 51 458 79 522 130 980
391 755
380 448
5 338 190
155 241
214 805
283 969
654 015
5 992 205
542 595
6 534 800
439 437 373 442 5 428 331 157 012 203 699 256 075 616 786 6 045 117 669 523 6 714 640
218 552
81 104
2 516 847
73 430
90 682
48 027
212 139
2 728 986
363 280
3 092 266
170 283 89 946 2 129 809 43 296 67 420 7 135 117 851 2 247 660 (255 002) 1 992 658
14 197
5 268
163 489
4 770
5 891
3 121
13 782
177 271
23 598
200 869
12 505 6 604 156 404 3 180 4 951 524 8 655 165 059 (18 726) 146 333
103 098
32 263
1 048 541
4 736
14 402
17 966
37 104
1 085 645
38 465
1 124 110
111 909 29 802 964 374 576 3 197 18 028 21 801 986 175 40 369 1 026 544
6 697
2 096
68 111
308
936
1 167
2 411
70 522
2 499
73 021
8 218 2 189 70 819 42 235 1 324 1 601 72 420 2 965 75 385
486 728
541 299
494 287
426 878
462 120
552 720
486 253
493 497
385 181
484 167
446 091 427 850 414 291 384 377 375 358 508 105 427 133 415 466 715 516 430 417
983
1 094
999
862
934
1 117
982
997
778
978
1 019 977 946 878 857 1 161 976 949 1 634 983
445 332
561 454
501 430
422 997
461 111
565 351
490 977
499 393
429 121
492 792
407 736 443 413 421 597 386 218 386 406 528 067 437 110 422 371 894 524 444 884
900
1 134
1 013
855
932
1 142
992
1 009
867
996
931 1 013 963 882 883 1 206 998 965 2 043 1 016

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC) (US$/IMPERIAL)
Year
ended
Underground production
Kusasalethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bambanani
Ore milled
– t’000
Jun-16
668
630
686
1 088
650
739
232
Jun-15 908 603 611 992 670 749 229
Gold
produced
– kg
Jun-16
3 863
2 730
3 988
5 031
2 432
3 387
3 013
Jun-15 3 953 2 663 3 118 4 278 2 463 3 824 2 908
– oz
Jun-16
124 198
87 772
128 217
161 751
78 190
108 895
96 870
Jun-15 127 092 85 618 100 246 137 540 79 187 122 944 93 495
Yield
– g/tonne
Jun-16
5.78
4.33
5.81
4.62
3.74
4.58
12.99
Jun-15 4.35 4.42 5.10 4.31 3.68 5.11 12.70
Cash
operating
costs
– R/kg
Jun-16
478 277
387 585
345 457
366 767
426 904
366 814
268 305
Jun-15 472 112 402 065 373 876 371 149 397 380 308 156 239 552
– $/oz
Jun-16
1 026
831
741
787
916
787
576
Jun-15 1 283 1 092 1 016 1 008 1 080 837 651
Cash operating costs – R/tonne
Jun-16
2 766
1 680
2 008
1 696
1 597
1 681
3 484
Jun-15 2 055 1 776 1 908 1 601 1 461 1 573 3 042
Gold sold
– Kg
Jun-16
3 822
2 712
3 991
5 029
2 432
3 419
3 015
Jun-15 4 297 2 711 3 156 4 337 2 491 3 868 2 947
– oz
Jun-16
122 880
87 193
128 314
161 685
78 191
109 923
96 934
Jun-15 138 151 87 160 101 468 139 437 80 087 124 358 94 748
Revenue
(R’000)
Jun-16
2 077 765
1 480 128
2 186 387
2 755 728
1 317 672
1 833 255
1 617 275
Jun-15 1 938 854 1 219 563 1 420 103 1 948 230 1 118 128 1 737 965 1 329 685
Cash operating costs
(R’000)
Jun-16
1 847 583
1 058 108
1 377 684
1 845 207
1 038 231
1 242 398
808 403
Jun-15 1 866 258 1 070 700 1 165 744 1 587 777 978 747 1 178 389 696 616
Inventory
movement
(R’000)
Jun-16
(31 307)
(11 402)
(2 519)
(1 125)
(292)
7 570
2 900
Jun-15 129 449 21 487 15 055 23 589 12 776 12 463 8 156
Operating costs
(R’000)
Jun-16
1 816 276
1 046 706
1 375 165
1 844 082
1 037 939
1 249 968
811 303
Jun-15 1 995 707 1 092 187 1 180 799 1 611 366 991 523 1 190 852 704 772
Production
profit
(R’000)
Jun-16
261 489
433 422
811 222
911 646
279 733
583 287
805 972
Jun-15 (56 853) 127 376 239 304 336 864 126 605 547 113 624 913
($’000)
Jun-16
18 035
29 893
55 950
62 876
19 293
40 229
55 588
Jun-15 (4 966) 11 127 20 905 29 427 11 060 47 794 54 591
Capital
expenditure
(R’000)
Jun-16
359 512
207 627
323 063
306 858
110 289
322 338
106 156
Jun-15 462 863 245 144 403 495 313 317 165 670 295 504 109 910
($’000)
Jun-16
24 795
14 320
22 282
21 164
7 607
22 232
7 322
Jun-15 40 434 21 415 35 248 27 370 14 472 25 814 9 601
Cash Operating
Cost and Capital
– R/kg
Jun-16
571 342
463 639
426 466
427 761
472 253
461 983
303 538
Jun-15 589 203 494 121 503 284 444 388 464 644 385 432 277 347
– $/oz
Jun-16
1 226
995
915
918
1 013
991
651
Jun-15 1 601 1 343 1 367 1 207 1 262 1 047 754
All-in sustaining*
costs
– R/kg
Jun-16
584 498
473 562
436 477
438 401
493 527
471 876
304 634
Jun-15 587 406 501 151 495 644 454 512 479 096 395 669 270 623
– $/oz
Jun-16
1 254
1 016
936
940
1 059
1 012
654
Jun-15 1 596 1 362 1 347 1 235 1 302 1 075 735
* Excludes share-based payment charge.

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

South Africa
Hidden
Valley
Total
Harmony
Surface production
Joel
Unisel
Target 3
Total
Underground
Phoenix
Dumps
Kalgold
Total
Surface
Total
South
Africa
542
424
–
5 659
6 465
3 041
1 479
10 985
16 644
1 729
18 373
551 417 90 5 820 6 245 2 701 1 472 10 418 16 238 1 825 18 063
2 278
1 704
–
28 426
804
1 065
1 103
2 972
31 398
2 257
33 655
2 258 1 695 483 27 643 867 862 1 198 2 927 30 570 2 943 33 513
73 239
54 785
–
913 917
25 849
34 241
35 463
95 553
1 009 470
72 565
1 082 035
72 596 54 495 15 529 888 742 27 875 27 713 38 517 94 105 982 847 94 619 1 077 466
4.20
4.02
–
5.02
0.12
0.35
0.75
0.27
1.89
1.31
1.83
4.10 4.06 5.37 4.75 0.14 0.32 0.81 0.28 1.88 1.61 1.86
371 080
442 359
–
380 522
398 122
401 033
496 991
435 858
385 760
479 196
392 026
334 168 397 615 352 497 366 928 339 896 382 959 377 547 367 988 367 030 391 774 369 203
796
949
–
816
854
860
1 066
935
828
1 028
841
908 1 080 958 997 924 1 041 1 026 1 000 997 1 065 1 003
1 560
1 778
–
1 911
50
140
371
118
728
626
718
1 369 1 616 1 892 1 743 47 122 307 103 691 632 685
2 245
1 705
–
28 370
788
1 058
1 086
2 932
31 302
2 340
33 642
2 330 1 715 502 28 354 881 864 1 230 2 975 31 329 3 003 34 332
72 179
54 817
–
912 116
25 335
34 015
34 916
94 266
1 006 382
75 233
1 081 615
74 911 55 138 16 140 911 598 28 324 27 778 39 545 95 647 1 007 245 96 548 1 103 793
1 220 027
924 940
–
15 413 177
428 979
576 606
595 206
1 600 791
17 013 968
1 320 396
18 334 364
1 046 231 770 175 222 494 12 751 428 396 398 389 163 551 323 1 336 884 14 088 312 1 346 310 15 434 622
845 321
753 780
–
10 816 715
320 090
427 100
548 181
1 295 371
12 112 086
1 081 545
13 193 631
754 551 673 957 170 256 10 142 995 294 690 330 111 452 301 1 077 102 11 220 097 1 152 992 12 373 089
(14 129)
110
–
(50 194)
(7 837)
(8 596)
(8 137)
(24 570)
(74 764)
130 573
55 809
14 955 7 904 6 917 252 751 4 947 871 10 839 16 657 269 408 (9 898) 259 510
831 192
753 890
–
10 766 521
312 253
418 504
540 044
1 270 801
12 037 322
1 212 118
13 249 440
769 506 681 861 177 173 10 395 746 299 637 330 982 463 140 1 093 759 11 489 505 1 143 094 12 632 599
388 835
171 050
–
4 646 656
116 726
158 102
55 162
329 990
4 976 646
108 278
5 084 924
276 725 88 314 45 321 2 355 682 96 761 58 181 88 183 243 125 2 598 807 203 216 2 802 023
26 817
11 797
–
320 478
8 051
10 904
3 804
22 759
343 237
7 467
350 704
24 174 7 715 3 959 205 786 8 453 5 083 7 703 21 239 227 025 17 752 244 777
215 007
62 065
–
2 012 915
5 312
17 599
35 994
58 905
2 071 820
78 834
2 150 654
182 239 99 428 20 437 2 298 007 3 641 5 979 40 898 50 518 2 348 525 121 121 2 469 646
14 829
4 281
–
138 832
366
1 214
2 482
4 062
142 894
5 437
148 331
15 920 8 686 1 785 200 745 318 522 3 573 4 413 205 158 10 581 215 739
465 464
478 782
–
451 334
404 729
417 558
529 624
455 678
451 746
514 125
455 929
414 876 456 274 394 810 450 060 344 096 389 896 411 685 385 248 443 854 432 930 442 895
999
1 027
–
968
868
896
1 136
978
969
1 103
978
1 127 1 240 1 073 1 223 935 1 059 1 119 1 047 1 206 1 176 1 203
424 617
496 099
-
458 094
403 907
422 205
546 949
463 492
457 819
597 398
467 526
384 022 469 246 403 249 452 900 344 319 403 906 422 323 393 875 447 135 514 690 453 044
911
1 064
-
983
866
906
1 173
994
982
1 282
1 003
1 043 1 275 1 096 1 231 936 1 097 1 148 1 070 1 215 1 395 1 231

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
H2 FY16 RESULTS
RAND AND US$ RESULTS
FOR THE SIX MONTHS AND YEAR ENDED
30 JUNE 2016

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)
30 June
31 December 30 June
30 June
30 June
2016
2015 2015
2016
2015
Figures in million
Note
(Unaudited)
(Unaudited) (Unaudited)
(Reviewed)
(Audited)
Revenue
9 627
8 707 7 288
18 334
15 435
Cost of sales 2
(7 780)
(8 006) (10 760)
(15 786)
(19 053)
Production costs
(6 535)
(6 715) (6 018)
(13 250)
(12 632)
Amortisation and depreciation
(1 084)
(1 086) (1 220)
(2 170)
(2 472)
Reversal of impairment/(impairment) of assets
43
- (3 471)
43
(3 471)
Other items
(204)
(205) (51)
(409)
(478)
Gross profit/(loss)
1 847
701 (3 472)
2 548
(3 618)
Corporate, administration and other expenditure
(227)
(182) (185)
(409)
(378)
Social investment expenditure
(33)
(25) (32)
(58)
(71)
Exploration expenditure
(88)
(103) (83)
(191)
(263)
6
Foreign exchange translation gain/(loss) 3
606
(798) (125)
(192)
(367)
Other expenses (net)
(31)
(11) (9)
(42)
(5)
Operating profit/(loss)
2 010
(418) (3 967)
1 592
(5 193)
Profit/(loss) from associates 7
(28)
35 (25)
7
(25)
Profit on disposal of investments
-
- 4
-
4
Net gain/(loss) on financial instruments
28
(13) (8)
15
9
Investment income
127
114 118
241
229
Finance cost
(133)
(141) (132)
(274)
(264)
Profit/(loss) before taxation
2 004
(423) (4 010)
1 581
(5 240)
Taxation 4
(610)
(22) 595
(632)
704
Normal taxation
(122)
(1) 7
(123)
5
Deferred taxation
(488)
(21) 588
(509)
699
Net profit/(loss) for the period
1 394
(445) (3 415)
949
(4 536)
Attributable to:
Owners of the parent
1 394
(445) (3 415)
949
(4 536)
Earnings/(loss) per ordinary share (cents)
5
Basic earnings/(loss)
320
(102) (786)
218
(1 044)
Diluted earnings/(loss)
306
(102) (786)
213
(1 044)
The accompanying notes are an integral part of these condensed consolidated financial statements.
Six months ended
Year ended
The condensed consolidated provisional financial statements (condensed consolidated financial statements) for the year ended 30 June
2016 have been prepared by Harmony GOld Mining Company Limited's corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited on 15 August
2016. These condensed consolidated financials have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated
(see note 16).
(491)
Loss on scrapping of property, plant and
equipment
(64)
- (61)
(64)

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
30 June
31 December 30 June
30 June
30 June
2016
2015 2015
2016
2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Reviewed)
(Audited)
Net profit/(loss) for the period
1 394
(445) (3 415)
949
(4 536)
Foreign exchange translation gain/(loss)
(333)
472 (11)
139
54
Items that will not be reclassified to profit or loss:
4
- 5
4
5
Remeasurement of retirement benefit obligation
Actuarial gain recognised during the year
3
- 8
3
8
Deferred taxation thereon
1
- (3)
1
(3)
Total comprehensive income/(loss) for the period
1 065
27 (3 421)
1 092
(4 477)
Attributable to:
Owners of the parent
1 065
27 (3 421)
1 092
(4 477)
The accompanying notes are an integral part of these condensed consolidated financial statements.
for the year ended 30 June 2016
Balance - 30 June 2015
28 324
3 787
(5 358)
26 753
Share-based payments
-
322
-
322
Reversal of provision for odd lot repurchases
12
-
-
12
Net profit for the period
-
-
949
949
Other comprehensive income for the period
-
143
-
143
Balance - 30 June 2016 (Reviewed)
28 336
4 252
(4 409)
28 179
Balance - 30 June 2014 28 325 3 539 (822) 31 042
Share-based payments (1) 189 - 188
Net loss for the period - - (4 536) (4 536)
Other comprehensive income for the period - 59 - 59
Balance - 30 June 2015 (Audited)
28 324 3 787 (5 358) 26 753
The accompanying notes are an integral part of these condensed consolidated financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
EQUITY (RAND)
Accumulated
loss
Share capital
Other
reserves
Total
Figures in million
Other comprehensive income/(loss) for the period, net
of income tax
(329)
472 (6)
143
59
(333)
472
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (RAND)
(11)
139
54
Items that may be reclassified subsequently to profit
or loss:
Six months ended
Year ended

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)
At
At At
30 June
31 December 30 June
2016
2015 2015
Figures in million
Note
(Reviewed)
(Unaudited) (Audited)
ASSETS
Non-current assets
Property, plant and equipment
6
29 919
30 101 29 548
Intangible assets
870
878 885
Restricted cash
62
55 48
Restricted investments
2 496
2 434 2 384
Investments in associates 7
-
10 -
Investments in financial assets
5
5 5
Inventories
37
36 36
Other non-current receivables 12
172
74 80
Total non-current assets
33 561
33 593 32 986
Current assets
Inventories
1 167
1 260 1 292
Trade and other receivables 7
654
658 746
Income and mining taxes 4
6
11 30
Derivative financial assets 3
369
- -
Restricted cash
17
16 16
Cash and cash equivalents
1 256
876 1 067
Total current assets
3 469
2 821 3 151
Total assets
37 030
36 414 36 137
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 336
28 324 28 324
Other reserves
4 252
4 358 3 787
Accumulated loss
(4 409)
(5 803) (5 358)
Total equity
28 179
26 879 26 753
Non-current liabilities
Deferred tax liabilities
2 413
1 926 1 906
Provision for environmental rehabilitation
2 183
2 364 2 218
Retirement benefit obligation
169
170 163
Other non-current liabilities
16
41 37
Borrowings 8
2 039
3 092 3 399
Total non-current liabilities
6 820
7 593 7 723
Current liabilities
Borrowings
8
300
299 -
Income and mining taxes 4
40
1 1
Trade and other payables
1 691
1 642 1 660
2 031
1 942 1 661
Total current liabilities
2 031
1 942 1 661
Total equity and liabilities
37 030
36 414 36 137
The accompanying notes are an integral part of these condensed consolidated financial statements.

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
30 June
31 December 30 June
30 June
30 June
2016
2015 2015
2016
2015
Figures in million
Note
(Unaudited)
(Unaudited) (Unaudited)
(Reviewed)
(Audited)
2 923
1 736 921
4 659
1 928
27
47 46
74
101
Interest paid
(116)
(39) (62)
(155)
(108)
(83)
18 21
(65)
85
Cash generated by operating activities
2 751
1 762 926
4 513
2 006
(Increase)/decrease in restricted cash
(5)
(7) 8
(12)
8
Decrease in restricted investments
36
3 30
39
31
(Increase)/decrease in loan to associate
-
7 -
7
(120)
Loan to ARM BBEE Trust 12
(200)
- -
(200)
-
Net additions to property, plant and equipment 10
(1 265)
(1 168) (1 428)
(2 433)
(2 827)
(1 434)
(1 165) (1 390)
(2 599)
(2 908)
Borrowings raised 8
-
300 941
300
941
Borrowings repaid 8
(928)
(1 117) (793)
(2 045)
(793)
Cash generated/(utilised) by financing activities
(928)
(817) 148
(1 745)
148
Foreign currency translation adjustments
(9)
29 9
20
(8)
Net increase/(decrease) in cash and cash equivalents
380
(191) (307)
189
(762)
Cash and cash equivalents - beginning of period
876
1 067 1 374
1 067
1 829
Cash and cash equivalents - end of period
1 256
876 1 067
1 256
1 067
The accompanying notes are an integral part of these condensed consolidated financial statements.
Income and mining taxes (paid)/refunded
Cash utilised by investing activities
Cash flow from financing activities
Cash flow from investing activities
Interest and dividends received
Six months ended
Cash flow from operating activities
Cash generated by operations
Year ended
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(RAND)

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016 for the year ended 30 June 2016 (Rand)
1 Accounting policies
Basis of accounting
2 Cost of sales
30 June
31 December 30 June
30 June
30 June
2016
2015 2015
2016
2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Reviewed)
(Audited)
Production costs - excluding royalty
6 427
6 652 5 976
13 079
12 537
Royalty expense
108
63 42
171
95
Amortisation and depreciation
1 084
1 086 1 220
2 170
2 472
(Reversal of impairment)/impairment of assets1
(43)
- 3 471
(43)
3 471
Rehabilitation expenditure/(credit)2
(69)
28 (26)
(41)
(6)
Care and maintenance cost of restructured shafts
56
58 69
114
106
Employment termination and restructuring costs
1
15 21
16
251
Share-based payments3
224
105 68
329
208
Other
(8)
(1) (81)
(9)
(81)
Total cost of sales
7 780
8 006 10 760
15 786
19 053
1
2
Included in the total for the June 2016 period is a credit of R110 million relating to the change in estimate following the annual reassessment.
3
3 Foreign exchange translation gain/(loss)
30 June
31 December 30 June
30 June
30 June
2016
2015 2015
2016
2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Reviewed)
(Audited)
Unrealised derivative gain (b)
369
- -
369
-
Realised derivative gain (b)
77
- -
77
-
Other
25
2 (3)
27
15
Total foreign exchange translation gain/(loss)
606
(798) (125)
(192)
(367)
Rand/US$ exchange rate:
Closing/spot at
14.72
15.62 12.16
14.72
12.16
Average
15.39
13.62 11.91
14.50
11.45
a) Refer to note 8 for details on the US$ revolving credit facility.
b) During February 2016, Harmony entered into foreign exchange hedging contracts (forex hedging contracts) in the form of zero cost collars, which establish a minimum (floor) and maximum (cap) Rand/US Dollar exchange rate at which to convert US dollars to
Rands. The nominal value of open forex hedging contracts at 30 June 2016 is US$500 million. The hedging contracts are spread over a 12 month period with a weighted average cap price of US$1=R18.27 and weighted average floor price of US$1=R15.55. The mark-to-market of the derivative asset is R369 million as at 30 June 2016 due to the strengthening of the Rand exchange rate against the US dollar since the conclusion of the forex hedging contracts. As we do not apply hedge accounting, the gains have been recorded in the income statement.
Due to the low share price at the time of the awarding of performance shares (PS) for 2015, a large number of PS were allocated to employees. The increase in the share price between the award date and the approval date resulted in an increase in the IFRS 2 Share-based payment fair value per award measurement.
135
(382)
(665)
(122) (800)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
The condensed consolidated financial statements for the year ended 30 June 2016 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for provisional reports and the requirements of the Companies Act of South Africa. The Listings
Requirements require provisional reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards
Board (IASB) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by
IAS 34 Interim Financial Reporting . The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.
Six months ended
Six months ended
Year ended
Year ended
The net reversal of impairment of long-lived assets in the June 2016 period consists of a reversal of impairment of R738 million on Doornkop, offset by an impairment of R466 million on Hidden Valley and R229 million on Masimong. The June 2015 impairment consists of an impairment of R2.11 billion on Hidden Valley, R1.04 billion on Doornkop, R278 million on Phakisa and R43 million on Freddies 9. Refer to note 6 for further details.
Translation gain/(loss) on US$ revolving credit
facility (a)

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016 for the year ended 30 June 2016 (Rand)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
4 Taxation
5 Earnings/(loss) per share
30 June
31 December 30 June
30 June
30 June
2016
2015 2015
2016
2015
(Unaudited)
(Unaudited) (Unaudited)
(Reviewed)
(Audited)
Weighted average number of shares (million)
436.3
435.2 434.7
435.7
434.4
Weighted average number of diluted shares (million)
455.9
436.9 438.6
446.4
438.1
Total earnings/(loss) per share (cents):
Basic earnings/(loss)
320
(102) (786)
218
(1 044)
Diluted earnings/(loss)
306
(102) (786)
213
(1 044)
Headline earnings/(loss)
324
(103)
(16)
221
(189)
Diluted headline earnings/(loss)
310
(103)
(16)
216
(189)
Figures in million
Reconciliation of headline earnings/(loss):
Net profit/(loss)
1 394
(445) (3 415)
949
(4 536)
Adjusted for:
Profit on disposal of investments1
-
- (4)
-
(4)
Reversal of impairment/(impairment) of assets
(43)
- 3 471
(43)
3 471
Profit on sale of property, plant and equipment
(3)
(4) (5)
(7)
(6)
Loss on scrapping of property, plant and equipment
64
- 61
64
491
Headline earnings/(loss)
1 412
(449) (71)
964
(821)
1
There is no taxation effect on this item.
6 Property, plant and equipment
(a) Impairment/reversal of impairment
2017 onwards
US$ gold price ($/ounce) 1 189
US$ silver price ($/ounce) 17.80
Exchange rate (R/US$) 13.86
Exchange rate (PGK/US$) 3.10
Rand gold price (R/Kg) 530 000
(67)
Taxation effect on profit on sale of property, plant
and equipment
-
-
(1)
1
Taxation effect on reversal of
impairment/(impairment) of assets
12 -
(169)
12
(169)
Normal taxation expense increased during the year ended 30 June 2016 due to the increased profitability at most of the South African operations and the inclusion of the unrealised derivative gain of R369 million in determining taxable income.
The deferred tax expense increased during 2016 due to the net increase in the deferred tax rates year on year and utilisation of assessed losses and unredeemed capital by the South African companies. The weighted average deferred tax rates for most South
African companies increased as a result of increased forecast profitability of these operations.
Six months ended
(1)
Taxation effect on loss on scrapping of property,
plant and equipment
(12)
- (9)
(12)
Year ended
One of the most significant assumptions that influence the Group's operations' life-of-mine plans and therefore impairment is the expected gold price. During this year's planning and testing, commodity price and exchange rate assumptions as per the table below were used. Post-tax real discount rates ranging between 8.43% and 11.77% (2015: 7.99% and 12.03%), depending on the asset, were used to determine the recoverable amounts (generally fair value less costs to sell).
For South African operations, values of US$40.86, US$23.35 and US$5.84 per ounce were used for measured, indicated and inferred resources, respectively. For Hidden Valley, US$5.84 per ounce was used for indicated and inferred resources.

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016 for the year ended 30 June 2016 (Rand)
  The annual impairment assessment performed resulted in a net reversal of impairment of R43 million for the 2016 financial year.
(b) Loss on scrapping of property, plant and equipment
7 Investment in associate
8 Borrowings
US$ facility
Rand facility
Figures in million
US dollar
SA rand
Borrowings summary at 30 June 2016
Facility
250
1 300
Drawn down
140 300
Undrawn committed borrowing facilities 110 1 000
February
2018
Interest rate LIBOR + 3% JIBAR + 3.5%
At 30 June 2016, the drawn amount of R300 million on the Nedbank facility is repayable within 12 months and has been reclassified as current. Refer to note 13 for events after reporting date.
The recoverable amounts for these assets were determined on a fair value less costs to sell basis using the assumptions above in discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.
The sensitivity scenario of a 10% decrease in the commodity price used in the discounted cash flow models and the resource values used (with all other variables held constant) would have resulted in an additional impairment at Hidden Valley of R319 million and
Masimong of R281 million. The decreases noted would have resulted in impairments at Unisel of R162 million, Free State surface assets of R141 million, Other Harmony assets of R46 million and Doornkop of R15 million (as opposed to the reversal recorded of
R738 million).
At 30 June 2016, following the annual life-of-mine planning, an amount of R64 million (2015: R491 million) was recorded for various operations as a result of the abandonment of uneconomical areas in the life-of-mine plans of those operations. The abandonment of unprofitable areas in the plans resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from their use or disposal. For June 2015, the scrapping loss recorded mainly related to the life-of-mine optimisation process finalised in December 2014 which resulted in the abandoning of shaft levels and raise lines at Kusasalethu and Masimong.
Harmony's gross portion of the subordinated shareholders' loan extended to Rand Refinery Proprietary Limited (Rand Refinery) in
December 2014 amounts to R120 million. This loan forms part of the net investment in associate. At 30 June 2016, Harmony set off its share of profits from associate of R7 million against its share of losses of R25 million recorded against the loan in 2015, as well as an additional provision for impairment of R25 million (2015: R15 million). The recoverable amount of the loan at 30 June 2016 is R62 million
(2015: R80 million). The fair value measurement of the net investment is classified as level 3 and is non-recurring. The loan is due in
December 2016 and has been included in Other receivables - current.
During the 2016 financial year R300 million and R400 million was raised and repaid respectively on the R1.3 billion Nedbank revolving credit facility. US$110 million (R1 645 million) was repaid on the US$ revolving credit facility. Refer to note 3 for details on the foreign exchange translation movement.
Maturity December
2016
• A reversal of R738 million was recorded for Doornkop mainly due to the increased Rand gold price assumption, improvements in operational efficiencies following the restructuring in 2015 and new areas included in the life-of-mine plan based on additional exploration performed during 2016. The recoverable amount is R2.8 billion.
• An impairment of R466 million was recorded for Hidden Valley. The updated life-of-mine plan for Hidden Valley results in lower production in 2017 as the mine undergoes processing of ore stockpiles and a period of care and maintenance, with stripping activities for stage 5 planned to recommence in the 2018 financial year. The recoverable amount is R319 million (US$21.7 million).
• An impairment of R229 million was recorded for Masimong which has a remaining life of mine of three years. The exploration programme to find additional areas of the higher grade B Reef proved unsuccessful and was stopped during 2016. In addition, the grade estimation of the Basal Reef decreased and as a result a portion of the resource was abandoned at 30 June 2016. The recoverable amount is R472 million.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016 for the year ended 30 June 2016 (Rand)
9 Financial risk management activities
Fair value determination
The fair value levels of hierarchy are as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets;
Level 2:
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).
The following table presents the group's assets and liabilities that are measured at fair value at reporting date:
Available-for-sale financial assets
Investment in financial assets1
Level 3
5
5 5
Fair value through profit or loss
Restricted investments2
Level 2
640
614 538
Derivative assets3
Level 2
369
- -
1
2
3
For all other financial instruments, fair value approximates carrying value.
10 Net additions to property, plant and equipment
30 June
31 December 30 June
30 June
30 June
2016
2015 2015
2016
2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Reviewed)
(Audited)
Capital expenditure - operations
1 125
1 027 1 191
2 152
2 470
Other
-
(1) (6)
(1)
2
Net additions
1 265
1 168 1 428
2 433
2 827
11 Commitments and contingencies
At
At
At
30 June
31 December 30 June
2016
2015 2015
Figures in million
(Reviewed)
(Unaudited) (Audited)
Capital expenditure commitments:
Contracts for capital expenditure
264
166 158
Authorised by the directors but not contracted for
516
1 607 257
780
1 773 415
This expenditure will be financed from existing resources and, where appropriate, borrowings.
119
Additions resulting from stripping activities at
Hidden Valley
14
28 138
42
236
Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.
The majority of the level 2 fair values are directly derived from the Top 40 index on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds.
The mark-to-market remeasurement of the forex hedging contracts (zero cost collars) is derived from a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate inputs and discounted at market interest rate.
Six months ended
Year ended
Capital and capitalised exploration and evaluation
expenditure for Golpu
126
114 105
240
Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Fair value
hierarchy
level
At 30 June
2016
At 31
December
2015
At 30 June
2015
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016 for the year ended 30 June 2016 (Rand)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
Contingent liabilities
(a) Silicosis
12  Related parties
(a) Movement in shares owned by directors/prescribed officers for the year ended 30 June 2016:
Name of director/prescribed officer
Shares
purchased in
open market
Shares sold
in open
market
Performance
shares vested
and retained
Frank Abbott (Financial director)1
300 000 - 18 547
Graham Briggs (Chief executive officer)2
- - 46 874
Harry "Mashego" Mashego (Executive director)3
- 10 000 7 760
Ken Dicks (Independent non-executive director)4
15 000 - n/a
Johannes van Heerden5
- 41 337 13 153
1
Purchased on 15 December 2015.
2
Graham Briggs retired on 31 December 2015.
3
Sold on 23 March 2016.
4
Purchased on 8 December 2015.
5
Sold in several tranches during 2016.
(b)
13 Subsequent events
a) On 7 July 2016, Harmony repaid the remaining R300 million outstanding on the R1.3 billion Nedbank ZAR facility.
b)
c) On 15 August 2016, the board declared a dividend of 50 SA cents for the year ended 30 June 2016, payable on 19 September 2016.
14 Segment report
The segment report follows on page 24.
On 13 May 2016, the Johannesburg High Court ordered the certification of a silicosis class and a tuberculosis (TB) class, which are to proceed as a single class against the mining companies acted in the application. The companies requested leave to appeal to the
Supreme Court of Appeal (SCA), which was granted on 24 June 2016. Harmony submitted its notice of appeal in respect of the transmissibility of the general damages order on 22 July 2016.
During July 2016, Harmony entered into short term gold forward sale contracts for a total of 432 000 ounces over a period of 24
R682 000/kg. We will be applying cash flow hedge accounting to these contracts.
Due to the limited information available on the above claim and potential other claims, and the uncertainty of the outcome of the matter, no costs estimation can as yet be made for the possible obligation.
For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June
2015. Other than discussed below, there were no significant changes in contingencies since 30 June 2015.
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.
During July 2015, Harmony signed a R150 million guarantee for the ARM Broad Based Economic Empowerment (BBEE) Trust (the
Trust), shareholder of the African Rainbow Minerals Limited. The guarantee was for additional security for the Trust's loan due to
Nedbank Limited. The guarantee was subsequently cancelled in April 2016 after Harmony advanced R200 million to the Trust as part related (3 month JIBAR plus 4.25%) and is receivable on the maturity of the loan on 31 December 2022. At 30 June 2016, the loan to in Other non-current receivable in the balance sheet. The fair value measurement is classified as level 3 and is non-recurring.

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016 for the year ended 30 June 2016 (Rand)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
15 Reconciliation of segment information to condensed consolidated income statements and balance sheets
30 June
30 June
2016
2015
Figures in million
(Reviewed)
(Audited)
Reconciliation of production profit to gross profit
Total segment revenue
18 334
15 435
Total segment production costs
(13 250)
(12 632)
Production profit per segment report
5 084
2 803
Depreciation
(2 170)
(2 472)
Reversal of impairment/(impairment) of assets
43
(3 471)
Other cost of sales items
(409)
(478)
Gross profit/(loss) as per income statements1
2 548
(3 618)
At
At
30 June
30 June
2016
2015
Figures in million
(Reviewed)
(Audited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment
Property, plant and equipment not allocated to a segment
Mining assets
657
762
Undeveloped property
5 139
5 139
Other non-mining assets
168
199
Wafi-Golpu assets
1 785
1 188
7 749
7 288
16 Review report
These condensed consolidated financial statements for the year ended 30 June 2016 have been reviewed by PricewaterhouseCoopers
Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor's review report is available for inspection at the company's registered office, together with the financial statements identified in the auditor's report.
1
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
Year ended
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:

SEGMENT REPORT (RAND/METRIC)
for the year ended 30 June 2016
2016 2015 2016 2015 2016 2015 2016 2015 2016 2015 2016 2015 2016 2015
South Africa
Underground
Kusasalethu
2 078
1 939
1 816
1 996
262
(57)
3 766
3 619
360
463
3 863
3 953
668
908
Doornkop
1 480
1 220
1 047
1 092
433
128
2 984
2 239
208
245
2 730
2 663
630
603
Phakisa
2 186
1 420
1 375
1 181
811
239
4 246
4 307
323
403
3 988
3 118
686
611
Tshepong
2 756
1 948
1 844
1 611
912
337
4 161
4 025
307
313
5 031
4 278
1 088
992
Masimong
1 318
1 118
1 038
992
280
126
485
893
110
166
2 432
2 463
650
670
Target 1
1 833
1 738
1 250
1 191
583
547
2 826
2 782
322
296
3 387
3 824
739
749
Bambanani
1 617
1 330
811
705
806
625
807
821
106
110
3 013
2 908
232
229
Joel
1 220
1 046
831
770
389
276
728
578
215
182
2 278
2 258
542
551
Unisel
925
770
754
682
171
88
543
594
62
99
1 704
1 695
424
417
Target 3
(a)
-
222
-
177
-
45
526
535
-
20
-
483
-
90
Surface
All other surface operations
1 601
1 338
1 272
1 092
329
246
448
483
59
51
2 972
2 927
10 985
10 418
Total South Africa
17 014
14 089
12 038
11 489
4 976
2 600
21 520
20 876
2 072
2 348
31 398
30 570
16 644
16 238
International
Hidden Valley
1 320
1 346
1 212
1 143
108
203
650
1 384
79
121
2 257
2 943
1 729
1 825
Total international
1 320
1 346
1 212
1 143
108
203
650
1 384
79
121
2 257
2 943
1 729
1 825
Total operations
18 334
15 435
13 250
12 632
5 084
2 803
22 170
22 260
2 151
2 469
33 655
33 513
18 373
18 063
-
-
-
-
7 749
7 288
18 334
15 435
13 250
12 632
29 919
29 548
#
  Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R240 million (2015: R119 million).
(a) Target 3 was placed on care and maintenance in October 2014.
@
  Production statistics are unaudited and not reviewed.
The segment report for the year ended 30 June 2015 has been audited. The segment report for the year ended 30 June 2016 has been reviewed.
Reconciliation of the segment
information to the condensed
consolidated financial statements
(refer to note 15)
Tonnes milled@
30 June
R million R million R million R million R million kg t'000
Revenue
30 June
Production cost
30 June
Production profit/(loss)
30 June
Mining assets
30 June
Capital expenditure#
30 June
Kilograms produced@
30 June

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
30 June
31 December
30 June
30 June
30 June
2016
2015 2015
2016
2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Audited)
Revenue
625
639 612
1 264
1 348
Cost of sales
(505)
(588) (903)
(1 090)
(1 645)
Production costs
(424)
(493) (505)
(914)
(1 103)
Amortisation and depreciation
(70)
(80) (102)
(150)
(216)
Reversal of impairment/(impairment) of assets
3
- (291)
3
(285)
Other items
(14)
(15) (5)
(29)
(41)
Gross profit/(loss)
120
51 (291)
174
(297)
Corporate, administration and other expenditure
(15)
(13) (16)
(28)
(33)
Social investment expenditure
(2)
(2) (3)
(4)
(6)
Exploration expenditure
(6)
(7) (7)
(13)
(23)
Loss on scrapping of property, plant and equipment
(4)
- (5)
(4)
(42)
Foreign exchange translation gain/(loss)
39
(59) (10)
(13)
(32)
Other expenses (net)
(2)
(1) (1)
(3)
-
Operating profit/(loss)
130
(31) (333)
109
(433)
Profit/(loss) from associates
(2)
3 (2)
-
(2)
Net gain/(loss) on financial instruments
2
(1) -
1
1
Investment income
8
8 10
17
20
Finance cost
(9)
(10) (11)
(19)
(22)
Profit/(loss) before taxation
129
(31) (336)
108
(436)
Taxation
(40)
(2) 50
(44)
62
Normal taxation
(8)
- 1
(8)
-
Deferred taxation
(32)
(2) 49
(36)
62
Net profit/(loss) for the period
89
(33) (286)
64
(374)
Attributable to:
Owners of the parent
89
(33) (286)
64
(374)
Earnings/(loss) per ordinary share (cents)
;
Basic earnings/(loss)
21
(7) (65)
15
(86)
Diluted earnings/(loss)
20
(7) (65)
15
(86)
Note on convenience translations
Except where specific statements have been extracted from the 2015 annual financial statements, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates , have not necessarily been applied in the translation of the US Dollar financial statements presented on page 25 to 29.
The currency conversion average rates for the six months ended June 2016: US$1 = R15.39 (December 2015: US$1 = R13.62, June 2015:
US$1 = R11.91). For year ended: June 2016: US$1 = R14.50 (June 2015: US$1 = R11.45).
The income statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.
Six months ended
Year ended

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

(Convenience translation)
30 June
31 December 30 June
30 June
30 June
2016
2015 2015
2016
2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Audited)
Net profit/(loss) for the period
89
(33) (286)
64
(374)
Foreign exchange translation
(22)
35 (1)
10
(368)
Items that will not be reclassified to profit or loss:
-
- 1
-
1
Remeasurement of retirement benefit obligation
Acturial gain recognised during the year
-
- 1
-
1
Deferred taxation thereon
-
- -
-
-
Total comprehensive income/(loss) for the period
67
2 (286)
74
(741)
Attributable to:
Owners of the parent
67
2 (286)
74
(741)
The statement of comprehensive income for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.
for the year ended 30 June 2016 (Convenience translation)
Balance - 30 June 2015
1 924
257
(364)
1 817
Share-based payments
-
22
-
22
Reversal of provision for odd lot repurchases
1
-
-
1
Net profit for the period
-
-
64
64
Other comprehensive income for the period
-
10
-
10
Balance - 30 June 2016 (Unaudited)
1 925
289
(300)
1 914
Balance - 30 June 2014 4 035 (887) (223) 2 925
Share-based payments - 16 - 16
Net loss for the period - - (374) (374)
Other comprehensive income for the period - (367) - (367)
Balance - 30 June 2015 (Audited)
4 035 (1 238) (597) 2 200
The currency conversion closing rates for the period ended 30 June 2016: US$1 = R14.72 (June 2015: US$1 = R12.16).
The statement of changes in equity for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
EQUITY (US$)
Figures in million
Share capital
Other
reserves
Accumulated
loss
Total
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (US$)
(368)
Six months ended
Year ended
The currency conversion average rates for the six months ended June 2016: US$1 = R15.39 (December 2015: US$1 = R13.62, June 2015:
US$1 = R11.91). For year ended: June 2016: US$1 = R14.50 (June 2015: US$1 = R11.45).
Other comprehensive income/(loss) for the period, net
of income tax
(22)
35 -
10
(367)
Items that may be reclassified subsequently to profit or
loss:
(22)
35 (1)
10

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
At
At At
30 June
31 December 30 June
2016
2015 2015
Figures in million
(Unaudited)
(Unaudited) (Audited)
ASSETS
Non-current assets
Property, plant and equipment
2 033
1 927 2 430
Intangible assets
59
56 73
Restricted cash
4
4 4
Restricted investments
170
156 196
Inventories
3
2 3
Other non-current receivables
12
5 7
Total non-current assets
2 281
2 150 2 713
Current assets
Inventories
79
81 106
Trade and other receivables
44
42 62
Income and mining taxes
-
1 2
Derivative financial assets
25
- -
Restricted cash
1
1 1
Cash and cash equivalents
85
56 88
Total current assets
234
181 259
Total assets
2 515
2 331 2 972
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
1 925
1 813 4 035
Other reserves
289
278 (1 238)
Accumulated loss
(300)
(371) (597)
Total equity
1 914
1 720 2 200
Non-current liabilities
Deferred tax liabilities
164
123 157
Provision for environmental rehabilitation
148
151 182
Retirement benefit obligation
11
11 13
Other non-current liabilities
1
3 3
Borrowings
139
198 280
Total non-current liabilities
463
486 635
Current liabilities
Borrowings
20
20 -
Income and mining taxes
3
- -
Trade and other payables
115
105 137
Total current liabilities
138
125 137
Total equity and liabilities
2 515
2 331 2 972
The balance sheet at 30 June 2015 has been extracted from the 2015 annual financial statements.
The balance sheet for June 2016 converted at a conversion rate of US$1 = R14.72 (December 2015 : US$1 = R15.62, June 2015 : US$1
= R12.16).

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
30 June
31 December 30 June
30 June
30 June
2016
2015 2015
2016
2015
Figures in million
(Unaudited)
(Unaudited) (Unaudited)
(Unaudited)
(Audited)
Cash generated by operations
190
127 77
321
168
Interest and dividends received
2
3 4
5
9
Interest paid
(8)
(3) (5)
(11)
(9)
Income and mining taxes refunded
(5)
1 2
(4)
8
Cash generated by operating activities
179
128 78
311
176
Cash flow from investing activities
(Increase)/decrease in restricted cash
-
- 1
(1)
1
Decrease in restricted investments
2
- 3
3
2
(Increase)/decrease in loan to associate
-
1 -
-
(10)
Loan to ARM BBEE Trust
(13)
- -
(14)
-
Net additions to property, plant and equipment
(82)
(86) (120)
(168)
(246)
(93)
(85) (116)
(180)
(253)
Borrowings raised
-
22 79
21
80
Borrowings repaid
(60)
(82) (67)
(141)
(65)
Cash generated/(utilised) by financing activities
(60)
(60) 12
(120)
15
Foreign currency translation adjustments
3
(15) (5)
(14)
(22)
Net increase/(decrease) in cash and cash equivalents
29
(32) (31)
(3)
(84)
Cash and cash equivalents - beginning of period
56
88 119
88
172
Cash and cash equivalents - end of period
85
56 88
85
88
The cash flow statement for the year ended 30 June 2015 has been extracted from the 2015 annual financial statements.
The currency conversion average rates for the six months ended: June 2016: US$1 = R15.39 (December 2015: US$1 = R14.24, June 2015:
US$1 = R11.91). For year ended: June 2016: US$1 = R14.50 (June 2015: US$1 = R11.45).
Closing balance translated at closing rates of: June 2016 : US$1 = R14.72 (December 2015 : US$1 = R15.62, June 2015 : US$1 = R12.16).
Six months ended
Cash flow from financing activities
Cash utilised by investing activities
Cash flow from operating activities
Year ended

SEGMENT REPORT (US$/IMPERIAL)
for the year ended 30 June 2016 (Convenience translation)
2016 2015 2016 2015 2016 2015 2016 2015 2016 2015 2016 2015 2016 2015
South Africa
Underground
Kusasalethu
143
169
125
174
18
(5)
256
298
25
40
124 198
127 092
736
1 001
Doornkop
102
107
72
95
30
12
203
184
14
21
87 772
85 618
695
665
Phakisa
151
124
95
103
56
21
289
354
22
35
128 217
100 246
756
674
Tshepong
190
170
127
141
63
29
283
331
21
27
161 751
137 540
1 200
1 095
Masimong
91
98
72
87
19
11
33
73
8
15
78 190
79 187
716
739
Target 1
126
152
86
104
40
48
192
229
22
26
108 895
122 944
814
826
Bambanani
112
116
56
62
56
54
55
68
7
10
96 870
93 495
256
253
Joel
84
91
57
67
27
24
49
48
15
16
73 239
72 596
597
607
Unisel
64
67
52
60
12
7
37
49
4
9
54 785
54 495
467
460
Target 3(a)
-
19
-
15
-
4
36
44
-
2
-
15 529
-
99
Surface
All other surface operations
110
117
88
95
22
22
30
40
4
4
95 553
94 105
12 112
11 488
Total South Africa
1 173
1 230
830
1 003
343
227
1 462
1 718
142
205
1 009 470
982 847
18 349
17 907
International
Hidden Valley
91
118
84
100
7
18
44
114
5
11
72 565
94 619
1 906
2 012
Other
-
-
-
-
-
-
-
Total international
91
118
84
100
7
18
44
114
5
11
72 565
94 619
1 906
2 012
Total operations
1 264
1 348
914
1 103
350
245
1 506
1 832
147
216
1 082 035
1 077 466
20 255
19 919
#  Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$16 million (2015: US$10 million).
(a)
  Target 3 was placed on care and maintenance in October 2014.
@
  Production statistics are unaudited and unreviewed.
The segment report for the year ended 30 June 2015 has been audited. The segment report for the year ended 30 June 2016 has not been reviewed or audited.
oz t'000
Revenue
30 June
Production cost
30 June
US$ million US$ million US$ million US$ million US$ million
Production profit/(loss)
30 June
Mining assets
30 June
Capital expenditure#
30 June
Ounces produced@
30 June
Tons milled@
30 June

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016

DEVELOPMENT RESULTS
6 month average
January 2016 – June 2016
METRIC
Channel
Reef  Sampled
Width
Value
Gold
Meters
Meters
(Cm’s)
(g/t)
(Cmg/t)
Tshepong
Basal
472
344
9.41
149.00
1 402
B Reef
529
544
155.12
13.21
2049
All Reefs
1 001
888
98.67
18.23
1 799
Phakisa
Basal
822
844
58.92
21.30
1 255
All Reefs
822
844
58.92
21.30
1 255
Bambabani
Basal
62
56
197.50
10.09
1 993
All Reefs
62
56
197.50
10.09
1 993
Doornkop
Main Reef
39
46.00
4.93
227
South Reef
625
585
62.98
15.32
965
All Reefs
625
624
61.92
14.83
918
Kusasalethu
VCR Reef
575
448
109.13
9.30
1 015
All Reefs
575
448
109.13
9.30
1 015
Target 1
Elsburg
83
90
260.90
1.73
451
All Reefs
83
90
260.90
1.73
451
Masimong 5
Basal
447
317
75.97
16.37
1 243
B Reef
320
374
74.62
22.68
1 692
All Reefs
766
691
75.24
19.76
1 486
Unisel
Basal
251
190
136.35
13.95
1 903
Leader
709
588
217.64
4.82
1 050
All Reefs
960
778
197.79
6.36
1 258
Joel
Beatrix
1 194
1 107
122.16
7.69
940
All Reefs
1 194
1 107
122.16
7.69
940
Total Harmony
Basal
2 053
1 751
65.12
21.13
1 376
Beatrix
1 194
1 107
122.16
7.69
940
Leader
709
588
217.64
4.82
1 050
B Reef
849
918
122.32
15.56
1 904
Elsburg
83
90
260.90
1.73
451
South Reef
625
585
62.98
15.32
965
VCR
575
448
109.13
9.30
1 015
Main Reef
39
46.00
4.93
227
All Reefs
6 087
5 526
108.67
11.46
1 246
IMPERIAL
Channel
Reef  Sampled
Width
Value
Gold
Feet
Feet
(Inch)
(oz/t)
(In.oz/t)
Tshepong
Basal
1 548
1 129
4.00
4.03
16
B Reef
1 736
1 785
61.00
0.39
24
All Reefs
3 284
2 913
39.00
0.53
21
Phakisa
Basal
2 696
2 769
23.00
0.63
14
All Reefs
2 696
2 769
23.00
0.63
14
Bambabani
Basal
203
184
78.00
0.29
23
All Reefs
203
184
78.00
0.29
23
Doornkop
Main Reef
128
18.00
0.15
3
South Reef
2 049
1 919
25.00
0.44
11
All Reefs
2 049
2 047
24.00
0.44
11
Kusasalethu
VCR Reef
1 887
1 470
43.00
0.27
12
All Reefs
1 887
1 470
43.00
0.27
12
Target 1
Elsburg
271
295
103.00
0.05
5
All Reefs
271
295
103.00
0.05
5
Masimong 5
Basal
1 465
1 040
30.00
0.48
14
B Reef
1 049
1 227
29.00
0.67
19
All Reefs
2 514
2 267
30.00
0.57
17
Unisel
Basal
823
623
54.00
0.40
22
Leader
2 325
1 929
86.00
0.14
12
All Reefs
3 149
2 552
78.00
0.19
14
Joel
Beatrix
3 918
3 632
48.00
0.22
11
All Reefs
3 918
3 632
48.00
0.22
11
Total Harmony
Basal
6 736
5 745
26.00
0.61
16
Beatrix
3 918
3 632
48.00
0.22
11
Leader
2 325
1 929
86.00
0.14
12
B Reef
2 785
3 012
48.00
0.46
22
Elsburg
271
295
103.00
0.05
5
South Reef
2 049
1 919
25.00
0.44
11
VCR
1887
1 470
43.00
0.27
12
Main Reef
128
18.00
0.15
3
All Reefs
19 970
18 130
43.00
0.33
14

Harmony Gold Mining Company Limited Results for the six months and year ended 30 June 2016
www.harmony.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 17, 2016
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director